Gold Hill Resources, Inc.

September 23, 2013

VIA EDGAR

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3729

Re: Gold Hill Resources, Inc.

Amendment No. 2 to Form 8-K

Filed September 17, 2013

File No. 000-53627

Dear Ms. Long:

This letter is in response to the Securities and Exchange Commission’s comment letter dated September 20, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

Form 8-K/A filed September 17, 2013

Mining Properties, page 5

1. We have read your response and revision to comment 7 in our letter dated August 16, 2013. You have told us that your mining properties are not currently incorporated into your current business plan and do not impact your manufacturing of mineral detection products. Please revise herein and in future filings to disclose for what purpose(s), then, you possess the mining claims/properties. Confirm to us that these claims/properties are not included as assets on the balance sheet in any period.

We have revised the disclosure herein and will in future filings that the purpose of the properties are for testing our current products.

We confirm that these claims/properties are not included as assets on the balance sheet in any period.

Management’s Discussion and Analysis, page 8

Liquidity and Capital Resources, page 9

2. We have read your response and revision to comment 11 in our letter dated August 16, 2013. You state on page 10 that in the event you are unsuccessful in raising additional funding and your existing cash and cash equivalents were not sufficient to fund your business needs, you would scale back all new product development besides your Ground Penetrating Radar (GPR) project. Please revise herein and in future filings to disclose the extent to which your monthly expenditures of $25,000 relate to the GPR project, and provide a timeline for such development.

We agree with your comment and have included the follow disclosure. We are currently spending $10,000 per month on the GPR project

3. We have read your response and revision to comment 13 in our letter dated August 16, 2013. You have responded “There are financial covenants under our debt agreements.” However, on page 10 you state “There are no financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios . . . There are no financial covenants under our debt agreements.” Please reconcile these statements. Please tell us whether your debt agreements were modified to remove such covenants. If not, please explain to us how the aforementioned financial covenants are apparently no longer applicable. Finally, we note the previous disclosure continues to appear on page 17 in the July 31, 2013 Form 10-Q. Please revise future periodic filings accordingly.

We agree with the confusion. There were not financial covenants associated with the debt agreements concerning debt-to-equity, tangible net equity and interest coverage ratios. The only requirements were to make the periodic payments. We will exclude from future filings this language.

Directors and Executive Officers, Promoters and Control Persons, page 18

4. We note your response and revision in response to comment 5 in our letter dated August 16, 2013. Please revise your filing to provide an approximate allocation of the 25,000+ customers among each of past, current and potential customers.

We agree with your comments and revised the disclosure to include “Mr. Good was responsible for developing new mining detection products and a 25,000 person database that represents approximately 5,000 past and current customers and approximately 15,000 potential customers. The potential customers have been accumulated from call-in inquiries.”

Certain Relationships and Related Transactions, page 21

5. We note your response and revision in response to comment 20 in our letter dated August 16, 2013. You disclose that “Accurate Locators leases its facilities from Wayne Good, our Chief Financial Officer and shareholder . . .” [emphasis added]. Mr. Stoppenhagen is noted as your Chief Financial Officer and Mr. Good is noted as your Chief Executive Officer, so this reference appears incorrect. Please revise.

We agree with your comments and revised the disclosure to state Chief Executive Officer

Form 10-Q for the period ended July 31, 2013

Balance Sheets, page 4

6. Please revise future filings as appropriate to indicate a Retained earnings (deficit).

We agree with your comment. In future filings as appropriate we will indicate a retained earnings (deficit)

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of September 20, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich

President

ACKNOWLEDGEMENT

Gold Hill Resources, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  September 23, 2013

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich, President